FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   August 2004

Commission File Number: _000-13345

Caledonia Mining Corporation
(Translation of registrant's name into English)

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario L5L 4L9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation_
(Registrant)

By:_/s/  James Johnstone_

Name:   James Johnstone

Title:  Chief Operating Officer

Dated:   August 20, 2004

Exhibit Index

Exhibit

Description

99.1

Press Release dated August 20, 2004

CALEDONIA MINING CORPORATION

NEWS RELEASE

Appointment of Roland Fasel to the Caledonia Board of Directors  as an Additional Independent Director

20th August, 2004

Caledonia Mining Corporation (“Caledonia”) of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce the appointment of Roland Fasel, of Geneva, Switzerland, to its Board of Directors.

Mr Fasel is a qualified accountant and is a director of several public companies in Switzerland.  He is currently Director of Progesco Geneve SA (“Progesco”) a public accounting firm.  Prior to joining Progesco Mr Fasel spent many years in senior positions with the European divisions of the AMF Group until their reorganisation.

The addition of Mr Fasel to the Caledonia Board of Directors strengthens the Board, particularly in the area of Corporate Governance and results in three members of the six member Board being unrelated and independent directors. It is the Board’s intention to immediately appoint Mr Fasel to Caledonia’s Audit Committee. The Committee will then be comprised entirely of independent directors  - as recommended by the Toronto Stock Exchange.

For further information please contact Caledonia Mining Corporation:

S. E. Hayden

James Johnstone

Chris Harvey

Chairman, President and CEO

V-P Operations and COO

Technical Director

South Africa

Canada

Canada

Tel: (011-27-11) 447-2499

Tel: (1-905) 607-7543

Tel: (1-905) 607-7543

Fax: (011-27-11) 447-2554

Fax: (1-905) 607-9806

Fax: (1-905) 607-9806

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found on the Corporation’s website http://www.caledoniamining.com